
                                   UNITED STATES              OMB APPROVAL
                              SECURITIES AND EXCHANGE    -----------------------
                                     COMMISSION          OMB Number:  3235-0145
                              WASHINGTON, D.C.  20549     Expires:  October 31,
                                                                  1997
                                                            Estimated average
                                                                 burden
                                                           hours per response
                                                                  14.90
                                                       -------------------------

                                  SCHEDULE 13D


                        UNDER THE SECURITIES ACT OF 1934
                              (AMENDMENT NO. ONE)*


                                 HomeCorp, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  437390 10 7
                          ---------------------------
                                (CUSIP Number)

                               C. Steven Sjogren
                                   President
                            1107 East State Street
                           Rockford, IL  61104-2259
                                (815) 987-2200
                          ---------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                  May 1, 1996
                          ---------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box[_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

- -----------------------                                  ---------------------
  CUSIP NO. 437390 10 7                 13D                PAGE 2 OF 10 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S.IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)


      HAUSERS, INC.
      ID NO. 36-292-5362
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
- ------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      ILLINOIS
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          77,250**
                   -----------------------------------------------------------
                     8    SHARED VOTING POWER
     NUMBER OF
      SHARES              0
   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY        9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING            77,250**
      PERSON       -----------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          0
- ------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      77,250**
- ------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


- ------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.9%**
- ------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------------------------


**SEE ITEM 5 HEREIN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
  CUSIP NO. 437390 10 7                 13D                PAGE 3 OF 10 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S.IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)


      ROBERT C. HAUSER
      SSN ###-##-####
- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      [ ]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            82,658**
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH
     REPORTING     -----------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          82,658**
                   -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      82,658**
- ------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


- ------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%**
- ------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
- ------------------------------------------------------------------------------


**SEE ITEM 5 HEREIN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

  The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of HomeCorp, Inc. ("HomeCorp"), Rockford, Illinois, a savings and loan holding company with its main office located at 1107 E. State Street, Rockford, Illinois 61104-2259.

  On March 31, 1993, HomeCorp effected a 3-for-2 stock split paid in the form of a 50% stock dividend (the "Stock Dividend"). Unless otherwise indicated, share amounts set forth below have been presented on a post-Stock Dividend basis.

ITEM 2.  IDENTITY AND BACKGROUND.

  (a) - (c) This statement is filed by Hausers, Inc., an Illinois corporation whose principal business is retail sale and distribution of lumber and building materials and Robert C. Hauser, President and Director of said corporation. Hausers, Inc.'s principal offices are located at 1902 Broadway, Rockford, Illinois 61104.

  The names, addresses and present principal occupations of Robert C. Hauser and the executive officers and director of Hausers, Inc. are set forth in the following table.

                             Present Principal Occupation
 Name and Resident Address       and Business Address
- ---------------------------  ----------------------------
Robert C. Hauser                President and Director
9353 Eastonview Lane                Hausers, Inc.
Rockford, IL  61107-2937            1902 Broadway
                                 Rockford, IL  61104

Douglas R. Hauser                   Vice President
6110 Thorncrest Drive               Hausers, Inc.
Rockford, IL  61109                 1902 Broadway
                                 Rockford, IL  61104

Robert C. Hauser is also a director of HomeCorp.

  (d) Neither Hausers, Inc. nor any of its executive officers or director has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

  (e) Neither Hausers, Inc. nor any of its executive officers or director has been, during the last five years, a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

  (f) Each of the executive officers and director of Hausers, Inc. is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  This Amendment No. One to the Schedule 13D is being filed to report an increase in ownership of more than one percent of HomeCorp's outstanding Common Stock.

  The funds and other consideration used by Hausers, Inc. to carry out the purchase of the 1,800 additional shares to which this statement relates consisted of cash in the amount of $32,850 from working capital. Prior purchases of 3,750 shares of HomeCorp Common Stock were made from working capital as well.

  In addition, 5,208 shares are subject to options granted to Robert C. Hauser pursuant to HomeCorp's stock option plans. An additional 200 shares were purchased for $3,650 with personal funds by the Marjorie R. Hauser Living Trust for which Marjorie R. Hauser, the wife of Robert C. Hauser, acts as trustee. Robert C. Hauser is a beneficiary of such trust.

ITEM 4.  PURPOSE OF TRANSACTION.

  All of the shares purchased by Hausers, Inc. and Mr. Hauser were acquired for investment. Mr. Hauser and Hausers, Inc. may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of HomeCorp for investment or dispose of shares of HomeCorp. As a director of HomeCorp, Robert C. Hauser regularly explores potential actions and transactions which may be advantageous to HomeCorp, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of HomeCorp.

  Except as noted above with respect to Mr. Hauser's activities on behalf of HomeCorp, neither Mr. Hauser nor Hausers, Inc. has no plans or proposals which relate to or would result in:

  (a) the acquisition by any person of additional securities of HomeCorp, or the disposition of securities by HomeCorp;

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HomeCorp or any of its subsidiaries;

  (c) a sale or transfer of material amount of assets of HomeCorp or any of its subsidiaries;

  (d) any change in the present Board of Directors or management of HomeCorp, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

  (e) any material change in the present capitalization or dividend policy of HomeCorp;

  (f)  any other material change in HomeCorp's business or corporate structure;

  (g) changes in HomeCorp's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HomeCorp by any persons;

  (h) causing a class of securities of HomeCorp to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

  (i) a class of equity securities of HomeCorp becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
  (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  Hausers, Inc. beneficially owns, with sole voting and dispositive power, an aggregate of 77,250 shares of the Common Stock, constituting 6.9% of the shares of Common Stock outstanding on the date hereof. Pursuant to applicable regulations, Robert C. Hauser as President and Director of Hausers, Inc. may be deemed to beneficially own shares held by such company.

  Of the 82,658 shares beneficially owned by Robert C. Hauser (7.3% of the outstanding shares), 5,208 shares are subject to options awarded to Mr. Hauser pursuant to HomeCorp's option plans, which options are currently exercisable, 200 shares are held by the Marjorie R. Hauser Living Trust over which Marjorie
R. Hauser, as trustee, has sole voting and dispositive power. Robert C. Hauser is a beneficiary of such trust. Pursuant to applicable regulations, Robert C. Hauser may be deemed to beneficially own shares held by such trust. Finally, 77,250 are shares held by Hausers, Inc. over which Mr. Hauser has sole voting and dispositive power.

  Except as described below, none of Hausers, Inc., Robert C. Hauser or Marjorie
R. Hauser have effected any transactions in the Common Stock during the 60 days preceding the date hereof:

  On May 1, 1996, Hausers, Inc. purchased 1,800 shares of Common Stock at an aggregate purchase price of $32,850. On the same date, 200 shares of Common Stock were purchased by Mrs. Hauser on behalf of the Marjorie R. Hauser Living Trust at an aggregate purchase price of $3,750. All purchases were made in the open market at a price of $18.25 per share. In addition, on April 23, 1996, Robert C. Hauser was awarded options to purchase 3,000 shares of Common Stock at an exercise price of $21.00 per share pursuant to HomeCorp's 1996 Premium Price Stock Option and Incentive Plan.

  Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Hausers, Inc., Robert C. Hauser or the Marjorie R. Hauser Living Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Other than the agreement regarding joint filing and, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. and Mrs. Robert C. Hauser, Hausers, Inc. or the Marjorie R. Hauser Living Trust and any other person with respect to any securities of HomeCorp, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 1. Agreement regarding joint filing.

                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                         HAUSERS, INC.



Date:  May 10, 1996                      /s/ Douglas R. Hauser
                                         ---------------------
                                         By:  Douglas R. Hauser
                                         Title:  Vice President



Date:  May 10, 1996                      /s/ Robert C. Hauser
                                         --------------------
                                         Robert C. Hauser

                                                                       EXHIBIT 1
                                                                       ---------



                                  May 10, 1996



Hausers, Inc.
1902 Broadway
Rockford, IL  61104

Dear Sir or Madam:

  This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13D being filed on or about this date is being filed by you and the undersigned as a group.

                                              Very truly yours,



                                              /s/ Robert C. Hauser
                                              --------------------
                                              Robert C. Hauser



CONFIRMED AND AGREED TO:

HAUSERS, INC.



/s/ Douglas R. Hauser
- ------------------------------------------------------------
By:  Douglas R. Hauser
Title:  Vice President